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                      THE READER'S DIGEST ASSOCIATION, INC.
                              READER'S DIGEST ROAD
                          PLEASANTVILLE, NY 10570-7000


CLIFFORD H.R. DUPREE                                   TELEPHONE: (914) 244-5622
Vice President, Corporate Secretary                          FAX: (914) 244-5007
and Associate General Counsel                             clifford_dupree@rd.com

                                 March 22, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

              Re:      The Reader's Digest Association, Inc.
                       Registration Statement on Form S-3
                       (Registration No. 333-73336)

Dear Ladies and Gentlemen:

        Pursuant to Rule 477(a) of the Securities Act of 1933 (the "Securities Act"), The Reader's Digest Association, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") issue an order granting the immediate withdrawal of the Registrant's Registration Statement on Form S-3 (Registration No. 333-73336), originally filed on November 14, 2001, as amended by Amendment No. 1 on December 3, 2001, and all exhibits thereto (together the "Registration Statement"). Although the Registration Statement was declared effective by the Commission on December 3, 2001, no securities have been sold under the Registration Statement.

        Since the date of effectiveness of the Registration Statement, the Registrant has obtained financing through a private placement transaction exempt from the registration requirements of the Securities Act. Consequently, the Registrant has determined that it will not offer any securities under the Registration Statement.

        The Registrant also respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use by the Registrant.

        Please contact the undersigned (914-244-5622) or Ante Vucic of Wachtell, Lipton, Rosen & Katz (212-403-1370) to confirm effectiveness of the withdrawal of the

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Securities and Exchange Commission
March 22, 2004
Page 2


Registration Statement or should you require further clarification of the issues raised in this letter.


                                                      Sincerely,



                                                      /S/ CLIFFORD H.R. DUPREE